

October 4, 2013

<u>Via E-mail</u>
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

> **Re: Norcraft Companies, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 26, 2013**
> **CIK No. 0001582616**

Dear Mr. Ginter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Consolidated Financial Statements

1. Basis of Presentation, page F-7

1. We have read your response to prior comment 14 of our letter dated September 19, 2013. Please tell us the nature and magnitude of the assets of SKM Norcraft Corp and Trimaran Cabinet Corp, other than their interests in Norcraft Holdings LP, that they intend to distribute to their respective shareholders prior to the Reorganization. Please also tell us the nature and magnitude of any liabilities of SKM Norcraft Corp and Trimaran Cabinet Corp and more fully explain your statement that they "do not have any liabilities that would not otherwise be covered by the indemnification provisions set forth in the Reorganization Agreement". Finally, when the exchange ratios are determined, please provide us an explanation of how they were determined.

2. Nature of Company, page F-8

2. We have read your response to prior comment 15 of our letter dated September 19, 2013 and the supplemental information you provided. To the extent the gross profit margins of your operating segments varied during the periods presented, please revise MD&A to address and discuss the underlying reasons for the variances and their impact on your consolidated results. While we note you expect the variances in gross margins to diminish in the near future, to the extent convergence is not achieved, please confirm that you will reconsider whether your operating segments have similar economic characteristics and whether aggregation continues to be appropriate.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Carl P. Marcellino, Ropes & Gray LLP